Exhibit 99.1

Maris-Tech Receives New Order for $225,000 From a Military Drone
Manufacturer for a Unique Solution for Unmanned Aircraft Systems

The advanced video payload for drones will be based on Maris-Tech’s Uranus technology

Rehovot, Israel, June 03, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge computing artificial intelligence (“AI”) accelerated video solutions for edge platforms, today announced that it has received an order for $225,000 from Aero Sol, a leading military drone manufacturer, for a new video payload solution for drone platforms.

Maris-Tech will provide Aero Sol with an advanced AI-based edge computing solution specially designed for drones, based on its Uranus technology. The product, Uranus-Drones, is a miniature, lightweight, low-power, and mechanically robust solution supporting 4K Ultra High Definition (“UHD”) camera, enabling autopilot control and AI applications.

Aero Sol is a leading manufacturer in the tactical unmanned aircraft systems (“UAS”) industry, developing military drones with unmatched performance for the defense, homeland security (“HLS”), and aerospace markets. The wide range of military quadcopters are operated from ruggedized ground control stations (“GCS”), designed as military unmanned aerial vehicles (“UAVs”) with rapid deployment capabilities for tactical teams as first responders. The Sentinel drones are turnkey solutions for Intelligence, surveillance, target acquisition, and reconnaissance (ISTAR).

“Maris Tech provides leading edge solutions drone video payloads. The Uranus-Drones will lead the drones to extreme performance with high level of reliability. We are proud to continue our long-standing relationship with Aero Sol and enable them to leverage our advanced solutions,” said Israel Bar, CEO of Maris-Tech.

“Aero Sol is thrilled to work with Maris-Tech on this new product and to integrate the Uranus-Drones on our platforms. We are looking forward to further collaboration with Maris-Tech on future products,” said Israel Vaserlauf, CEO of Aero Sol.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israeli technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power, and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, homeland security, and communication companies. For more information, visit https://www.maris-tech.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the new order, the integration of the Uranus-Drones on Aero Sol’s platforms and its implications on Aero Sol’s drones’ performance and reliability, and further collaboration between the Company and Aero Sol on future products. . Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com